UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
July 18, 2011
Commission File Number: 333-171863
STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
(Translation of registrant’s name into English)
Cumberland House, 9th Floor
One Victoria Street, Hamilton HM 11, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS
Stratus Technologies Bermuda Holdings Ltd. furnishes as Exhibit 1 hereto its Financial Statements and Management’s Operating and Financial Review for the thirteen week periods ended May 29, 2011 and May 30, 2010.
Exhibits

Exhibit No.	Description

1	Financial Statements and Management’s Operating and Financial Review for the thirteen week periods ended May 29, 2011 and May 30, 2010.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
(Registrant)

Date: July 18, 2011	By:	/s/ Robert C. Laufer Name: Robert C. Laufer
Title: Vice President and Treasurer

Form 6-K